Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

November 5, 2007

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 5 November 2007 through Marketwire.

Item 4                                Summary of Material Change

MAG SILVER & PEÑOLES UPDATE RESULTS AT VALDECAÑAS

Drill hole adds 150 metres to strike length

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (AMEX:MVG) (“MAG”) and Industrias Peñoles
S.A.B. de C.V. (“Peñoles”) announce assay results have been received for Hole GB and provide visual information on the results from the most easterly hole to date, Hole UE.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 5 November 2007 (NR#07-30) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 5 November 2007